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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20548

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                        Community Shores Bank Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  204046 10 6
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                         Page 2 of 7


CUSIP No.: 204046 10 6

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Muskegon Castings Corp. (EIN 38-3156858)
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC use only

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4.   Citizenship or place of organization

--------------------------------------------------------------------------------
               5.   Sole voting power: 75,000

Number of      -----------------------------------------------------------------
shares         6.   Shared voting power: 0
beneficially
owned by       -----------------------------------------------------------------
each           7.   Sole dispositive power: 75,000
reporting
person with:   -----------------------------------------------------------------
               8.   Shared dispositive power: 0

--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person: 75,000

--------------------------------------------------------------------------------
10.  Check if the aggregate amount in Row (9) excludes certain shares (see
     instructions)                                                           [ ]

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in Row (9): 5.1%

--------------------------------------------------------------------------------
12.  Type of reporting persons (see instructions): CO

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Schedule 13G                                                         Page 3 of 7


CUSIP No.: 204046 10 6

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Bruce J. Essex, Jr.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC use only

--------------------------------------------------------------------------------
4.   Citizenship or place of organization: U.S.A.

--------------------------------------------------------------------------------
               5.   Sole voting power: 109,750

Number of      -----------------------------------------------------------------
shares         6.   Shared voting power: 0
beneficially
owned by       -----------------------------------------------------------------
each           7.   Sole dispositive power: 109,750
reporting
person with:   -----------------------------------------------------------------
               8.   Shared dispositive power: 0

--------------------------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person: 109,750

--------------------------------------------------------------------------------
10.  Check if the aggregate amount in Row (9) excludes certain shares (see
     instructions)                                                           [ ]

--------------------------------------------------------------------------------
11.  Percent of class represented by amount in Row (9): 7.5%

--------------------------------------------------------------------------------
12.  Type of reporting persons (see instructions): IN

--------------------------------------------------------------------------------

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Schedule 13G                                                         Page 4 of 7


     This Amendment No. 1 to Schedule 13G amends and restates in its entirety the Schedule 13G filed on December 5, 2005.

ITEM 1.

     (A)  NAME OF ISSUER: Community Shores Bank Corporation

     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 1030 W. Norton Avenue, Muskegon, Michigan 49441

ITEM 2.

     (A)  NAME OF PERSON FILING:

     This Schedule 13G is being filed by Bruce J. Essex, Jr. ("Mr. Essex") and Muskegon Castings Corp., a Michigan corporation ("Muskegon Castings"). Mr. Essex is the Chairman of the Board, President and Chief Executive Officer of Muskegon Castings, and owns a substantial majority of its outstanding stock.

     This Schedule 13G is intended to report an aggregate beneficial ownership of 109,750 shares of Common Stock of Community Shores Bank Corporation ("Community Shores"). Of these 109,750 shares, Muskegon Castings beneficially owns directly 75,000 shares, which are also indirectly beneficially owned by Mr. Essex, because he has the sole power to vote and control the disposition of all of these 75,000 shares. Of these 109,750 shares, Mr. Essex also beneficially owns directly 28,500 shares, and beneficially owns indirectly 6,250 shares that are owned by Port City Metal Products, Inc., a company controlled by Mr. Essex. Mr. Essex has sole power to vote and dispose of these 28,500 shares and 6,250 shares.

     The shares reported in this schedule 13G as being beneficially owned by Mr. Essex include the shares reported as being beneficially owned by Muskegon Castings.

     (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Mr. Essex's principal business office is located at:
               1985 E. Laketon Avenue
               Muskegon, MI 49442

               Muskegon Castings' principal business office is located at:
               1985 E. Laketon Avenue
               Muskegon, MI 49442

     (C) CITIZENSHIP: Mr. Essex is a United States citizen. Muskegon Castings is a Michigan corporation.

     (D)  TITLE OF CLASS OF SECURITIES: Common Stock

     (E)  CUSIP NUMBER: 204046 10 6

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Schedule 13G                                                         Page 5 of 7


ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

     (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment adviser in accordance with
               Section 240.13d-1(b)(1)(ii)(E).

     (f)  [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

     (g)  [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

     Common Stock:


     Muskegon Castings Corp.:
     (a)  Amount beneficially owned:                                        75,000 shares

     (b)  Percent of class:                                                    5.1%

     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:                   75,000
          (ii)  Shared power to vote or to direct the vote:                      0
          (iii) Sole power to dispose or to direct the disposition of:      75,000
          (iv)  Shared power to dispose or to direct the disposition of:         0

     Bruce J. Essex, Jr.
     (a)  Amount beneficially owned:                                       109,750 shares

     (b)  Percent of class:                                                    7.5%

     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote:                  109,750
          (ii)  Shared power to vote or to direct the vote:                      0
          (iii) Sole power to dispose or to direct the disposition of:     109,750
          (iv)  Shared power to dispose or to direct the disposition of:         0

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Schedule 13G                                                         Page 6 of 7


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     By written contract, Bruce J. Essex (father of Mr. Essex) has a right to receive a portion of the proceeds of the sale of the Common Stock held by Muskegon Castings provided that such sale is within 15 years of 2001. By written contract, the percentage of the proceeds that Bruce J. Essex is entitled to receive declines each year. Bruce J. Essex has no right to vote or dispose of the Common Stock held by Muskegon Castings.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.

ITEM 10. CERTIFICATIONS.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2008

                                        MUSKEGON CASTINGS CORP.


                                        By: /s/ Bruce J. Essex, Jr.
                                            ------------------------------------
                                            Bruce J. Essex, Jr., Chairman of the
                                            Board, President and Chief Executive
                                            Officer


                                        /s/ Bruce J. Essex, Jr.
                                        ----------------------------------------
                                        Bruce J. Essex, Jr., Individually

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Schedule 13G                                                         Page 7 of 7

                  JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1

     This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: January 23, 2008

                                        MUSKEGON CASTINGS CORP.


                                        By: /s/ Bruce J. Essex, Jr.
                                            ------------------------------------
                                            Bruce J. Essex, Jr., Chairman of the
                                            Board, President and Chief Executive
                                            Officer


                                        /s/ Bruce J. Essex, Jr.
                                        ----------------------------------------
                                        Bruce J. Essex, Jr., Individually